SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CERTIFICATE

MINUTES FOR THE ONE THOUSAND AND EIGHTY-EIGHTH MEETING OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A.’S BOARD OF DIRECTORS (“AXIA ENERGIA”)

NIRE 3330034676-7/CNPJ No. 00001180/0001-26

We hereby certify, for all intents and purposes, that the 1080th meeting of AXIA ENERGIA’s Board of Directors was held on 11.13.2025 in a virtual format. A call of meeting was issued by the Board’s Chair pursuant to the Company's Articles of Incorporation. President and Chair of the Board of Directors VICENTE FALCONI CAMPOS (VFC) presided over the meeting. The Director ANA SILVIA CORSO MATTE (ASM) and Directors CARLOS MARCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), MAURÍCIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NHM), PEDRO BATISTA DE LIMA FILHO (PBL) and SILAS RONDEAU CAVALCANTE SILVA (SRS) were present at the meeting. There were no recorded absences. Participants from the Corporate Governance Board: Vice President of Governance and Sustainability CAMILA GUALDA SAMPAIO ARAUJO (CSA), Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) and Governance Officer BRUNO KLAPPER LOPES (BKL). INSTRUCTION: Supporting materials were made available to the Board members through the Governance Portal. QUORUMS FOR INSTALLATION AND RESOLUTIONS: The resolutions of this meeting must take place in the presence of a majority of its members, and its resolutions are taken by a majority of those present (art. 31, head provision, Articles of Incorporation), except in cases involving an authorized quorum (art. 32, Articles of Incorporation). Quorum for installation: ten members, in compliance with the minimum quorum requirement of six members. Minimum quorum for resolutions: six members, except in cases where there is an explicit record of alteration of the quorum of those present at the time of resolution. Advance notice of a conflict of interest on the part of the Director and/or their temporary absence will result in their presence being discounted from calculations of minimum quorum required to pass a board resolutions.

➢  DEL-183/2025. Issuance of Bonds belonging to AXIA Energia and AXIA Energia Norte and instructions for voting during AXIA Energia Norte’s SSM. (RES 441, of 11.10.2025). Centrais Elétricas Brasileiras S.A.’s – (“AXIA Energia”) Board of Directors, in the use of the powers vested therein, as part of a proposal and decision from the Executive Board and favorable opinion issued by the Planning and Projects Committee – CPRO, HEREBY RESOLVES upon the following:

(i)	Approval of the 7th (seventh) issue of the Company’s ("AXIA Energia Issue" and "AXIA Energia Debentures", respectively) debentures not convertible into shares as part of a single series, in the amount of $1,000,000,000.00 (one billion reals) as of the Issue Date (as defined below), in accordance with the provisions of article 59, head provision and §1 of Federal Law No. 6.404, of December 15, 1976, as amended ("Brazilian Corporations Act”). These debentures will be publicly distributed and automatically registered without prior analysis from the Brazilian Securities and Exchange Commission (“CVM”) and are intended exclusively for professional investors, as defined pursuant to articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended (“CVM Resolution 30” and “Professional Investors”, respectively). Debentures shall be distributed pursuant to Federal Law No. 6.385, of December 7, 1976, as amended (“Securities Market Act”), CVM Resolution No. 160, of July 13, 2022, as amended (“CVM Resolution 160”) and remaining applicable legal and regulatory provisions under a firm underwriting arrangement

AXIA Energia Offer”), as well as the terms and conditions to be provided for in AXIA Energia’s Indenture (as defined below), as provided for in article 36, item X, of the

Company’s Articles of Incorporation; (ii) approval of Centrais Elétricas do Norte do Brasil S.A. – Eletronorte’s ("AXIA Energia Norte”) 9th (ninth) issue of debentures not convertible into shares, subject to an additional personal guarantee, as part of a single series in the total amount of $2,000,000,000.00 (two billion reals), to be formalized through the "Private Indenture Instrument for the 9th (Ninth) Issue of Centrais Elétricas do Norte do Brasil S.A. – Eletronorte’s Debentures, not Convertible into Shares, Subject to an Additional Personal Guarantee, Publicly Distributed in an Automatic Manner as part of a Single Series ” (“AXIA Energia Norte Indenture” and “AXIA Energia Norte Debentures”, respectively), under the terms of the Brazilian Corporations Act and CVM Resolution 160 (“AXIA Energia Norte Issue”). Debentures will be subject to public distribution and automatically registered and are exclusively offered to Professional Investors (“AXIA Energia Norte Offer”); (iii) approval of the granting of a personal guarantee (“Surety”), by the Company, irrevocably and irreversibly, as guarantor and principal payor, together with the express waiver of the benefits of order, rights and powers of exemption provided for in articles 333, sole paragraph, 364, 366, 368, 821, 824, 827, 830, 834, 835, 837, 838 and 839 of Federal Law No. 10.406, of January 10, 2002, as amended (“Brazilian Civil Code”), and articles 130 and 794, of Federal Law No. 13.105, of March 16, 2015, as amended (“Code of Civil Procedure”). The Company shall be held jointly and severally liable with AXIA Energia Norte for faithful compliance with all and any obligation, whether principal and/or ancillary, present and/or future, assumed by AXIA Energia Norte, within the scope of the AXIA Energia Norte Debenture Issue and the AXIA Energia Norte Offer; (iv) approval of the execution of the instruments necessary to carry out the AXIA Energia Issue, AXIA Energia Norte Issue, AXIA Energia Offer, AXIA Energia Norte Offer and the granting of the Surety, including, but not limited to: (a) the "Centrais Elétricas Brasileiras S.A. – Eletrobras’s Private Indenture Instrument for the 7th (Seventh) Issue of Simple Debentures, not Convertible into Shares, Subject to an Additional Personal Guarantee, Publicly Distributed in an Automatic Manner as part of a Single Series” (“AXIA Energia Indenture”) and its amendment to reflect the result of the Bookbuilding Procedure (as defined below), regardless of any additional resolution that comes to be passed by this Board of Directors, as well as other amendments that may be necessary, subject to the limits set forth herein; (b) the AXIA Energia Norte Indenture and any amendments that may be necessary, subject to the limits set forth herein; (c) the AXIA Energia Distribution Agreement (as defined below) and any amendments that may be necessary; and (d) the "Coordination, Placement and Public Distribution Agreement for Centrais Elétricas do Norte do Brasil S.A. - Eletronorte’s 9th (Ninth) Issue of Debentures not Convertible into Shares, Subject to an Additional Personal Guarantee as part of a Single Series", to be executed by and between Eletronorte, the Coordinators (as defined below) and the Company ("AXIA Energia Norte Distribution Agreement") and any amendments that may be necessary; (v) delegation of powers to the Company's Executive Board, AXIA Energia Norte’s Executive Board and/or the Company and AXIA Energia Norte’s attorneys-in-fact, depending on the specific case, to perform all acts and execute all documents necessary to carry out the AXIA Energia Indenture, the AXIA Energia Norte Indenture, the AXIA Energia Offer, the AXIA Energia Norte Offer and the granting of the Surety, including, but not limited to, the execution of the AXIA Energia Indenture, the AXIA Energia Norte Indenture and their respective amendments, the AXIA Energia Distribution Agreement and the AXIA Energia Norte Distribution Agreement. The Company shall therefore be able to negotiate and execute the respective instruments and any amendments (if necessary), whether acting in the capacity of issuer or guarantor, depending on the specific case; and (vi) the ratification of all acts previously carried out by the Executive Board and/or by the Company's attorneys-in-fact, depending on the specific case, to render the resolutions provided for herein effective, including, but not limited to, the contracting of institutions that are part of the securities distribution system responsible for the public distribution of AXIA Energia Debentures within the scope of the AXIA Energia Offer, AXIA Energia Norte Debentures, and the AXIA Energia Norte Offer (“Coordinators”, one of which will be designated a leading intermediary institution, “Lead Coordinator”), and the remaining service providers for the purposes of the AXIA Energia and the AXIA Energia Norte Offers. These institutions shall include the trustee (“Trustee”), which will represent the community of holders of the AXIA Energia Debentures (“Debenture Holders”), the Registrar (as defined below), the Settlement Agent (as defined below), Risk Rating Agency (as defined below), B3 (“B3” refers to the B3 S.A. – Brasil, Bolsa, Balcão or B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3 stock exchanges, as applicable), company legal advisors, among others.

Decision: Items (i), (ii), (iii), (iv), (v) and (vi) of the Resolutions were unanimously approved by the members of the Board Directors present, and the following acts were approved the (1) execute of the AXIA Energia Issue and the AXIA Energia Offer, which will constitute the following primary characteristics and conditions and will be described and regulated through the AXIA Energia Indenture: (a) Allocation of Funds: The funds raised by the Company through AXIA Energia’s Debentures will be used for general matters of business interest, including liability management. (b) Issue Number: The AXIA Energia Issue will constitute the Company’s 7th (seventh) issue of debentures. (c) Total Issue Amount: $1,000,000,000.00 (one billion reals) as of the Issue Date (“Total Issue Amount”). (d) Par Value: AXIA Energia Debentures will have a par value of R$1,000.00 (one thousand reals) as of the Issue Date (“Par Value”). (e) Number of AXIA Energia Debentures Issued: One million (1,000,000) AXIA Energia Debentures will be issued on the Issue Date, pursuant to the AXIA Energia Indenture. (f) Series Number: The AXIA Energia Issue will be made in a single series. (g) Form, Type and Proof of Ownership of AXIA Energia Debentures: AXIA Energia Debentures will be issued in registered book-entry form, without the issuance of provisory certificates or other certificates, and, for all legal intents and purposes, evidence of the ownership of AXIA Energia Debentures will provided through a statement issued for the deposit account issued by the Registrar, who will be responsible for recording AXIA Energia’s Debentures. In addition, with respect to AXIA Energia Debentures that are electronically held in custody at B3, depending on the specific case, such a statement will be issued in the name of the Debenture Holder and will serve as proof of ownership of such AXIA Energia Debentures (h) Convertibility: AXIA Energia’s Debentures will not be convertible into shares issued by the Company. (i) Type: AXIA Energia’s Debentures will be unsecured, pursuant to article 58 of the Brazilian Corporations Act. (j) Issue Date: For all legal intents and purposes, AXIA Energia’s Debentures will be issued on November 15, 2025 (“the Issue Date”). (k) Term and Maturity Date: AXIA Energia’s Debentures will mature 10 (ten) years counted from the Issue Date on November 15, 2035 (“the Maturity Date”), except in cases involving redemption of AXIA Energia’s Debentures as provided for in the AXIA Energia Indenture, depending on the specific case, an Early Redemption Offer with eventual redemption of the entirety of AXIA Energia’s Debentures, Optional Early Redemption, Mandatory Redemption Offer (all of which are defined below) and consequent redemption of all AXIA Energia Debentures and/or the early maturity of the obligations arising from AXIA Energia Debentures, under the terms to be provided for in the AXIA Energia Indenture.

(l) Adjustments to Value of AXIA Energia’s Debentures for Inflation: The Par Value or the balance of the Par Value will not be subject to inflation adjustment. (m) Amortization of AXIA Energia Debentures’ Principal: Without prejudice to the payments arising from any advance maturity of obligations arising from AXIA Energia’s Debentures, Elective Extraordinary Redemption, redemption of AXIA Energia’s Debentures, as provided for in the AXIA Energia Indenture, complete early redemption arising from the Early Redemption Offer for AXIA Energia Debentures or Optional Early Redemption of AXIA Energia Debentures under the terms to be provided for in the AXIA Energia Indenture and other applicable legislation, the Par Value or the Par Value, depending on the specific case, will be paid annually starting with the 8th (eighth) year (including this year itself), on November 15 of each year, in accordance with the dates and percentages to be provided for in the AXIA Energia Indenture. (n) Remuneration of AXIA Energia Debentures. The Par Value or Par Value balance of AXIA Energia’s Debentures will incur remuneration interest corresponding to 100% (one hundred percent) of the average daily DI – Interbank Deposits rates for a single day, "over extra-group", expressed as a percentage per year, based on 252 (two hundred and fifty-two) Business Days. Rates are calculated and disclosed daily by B3 in the daily newsletter available on its website on the world wide web (http://www.b3.com.br) ("DI Rate”) and will increased exponentially by the spread (surcharge) to be defined in accordance with the Bookbuilding Procedure, which will be limited to a percentage equivalent to 0.85% (eighty-five one hundredths of percent) to a 252 (two hundred and fifty-two) Business Day base year ("Ceiling Rate" and "Remuneration", respectively). Remuneration shall be calculated exponentially and on a cumulative prorated basis per Business Days elapsed from the immediately preceding Date of Start of Profitability or the Remuneration Payment Date (to be defined in the AXIA Energia Indenture) (including this date), depending on the specific case, up until the date of effective payment (excluding the payment date). Remuneration must be calculated using formula to be provided for in the AXIA Energia Indenture. (o) Remuneration Payments for AXIA Energia’s Debentures: Effective payment of the Remuneration will be provided: (i) in semiannual installments, without a grace period and in a consecutive manner, always on the 15th of May and November. The first payment will be made on May 15, 2026 and the last payment made on the Maturity Date, as provided for in the AXIA Energia Indenture; (ii) on the date of early settlement resulting from early maturity of AXIA Energia’s Debentures due to the occurrence of a Default Event (as defined below); (iii) on the date on which Elective Extraordinary Redemption occurs (as defined below), as provided for in the AXIA Energia Indenture and/or (iv) on the date on which early redemption of the AXIA Energia Debentures occurs, as provided for in the AXIA Energia Indenture (with each such date referred to as a “Remuneration Payment Date”). AXIA Energia will provide remuneration payments to the Debenture Holders, in accordance with B3’s standards and procedures. Payments related to AXIA Energia Debentures will be due to holders of AXIA Energia’s Debentures at the end of the Business Day immediately prior to each Remuneration Payment Date. (p) Subscription Price and Pay-In Method: AXIA Energia’s Debentures will be subscribed and paid in in cash in national currency, at their Par Value as of the Date of Start of Profitability (“Subscription Price”), in accordance with the settlement standards applicable to B3. If any AXIA Energia Debenture is paid in on a date other than and after the Date of Start of Profitability, the subscription price will comprise the Par Value more Remuneration, calculated on a prorated basis between the Date of Start of Profitability and the effective payment date, in accordance with the provisions to be provided for in the AXIA Energia Indenture. Provided that the provisions set forth in the AXIA Energia Distribution Agreement in this regard are adhered to, AXIA Energia’s Debentures may be placed (i) at a premium, provided that such an act is approved by the Company; or (ii) at a discount, to be defined at the sole discretion of and through mutual agreement of the Coordinators, provided that (x) they are applied equally to all AXIA Energia Debentures subscribed and paid in on the same payment date, pursuant to article 61 of CVM Resolution 160; and (y) in such cases, the Company receive the same amount that it would receive if payment was made at full Par Value on the date AXIA Energia’s Debentures are paid in. Premiums or discounts, if applicable, will be applied according to objective market conditions, at the sole discretion of the Coordinators, including, but not limited to: (i) changes in the SELIC rate; (ii) changes in the remuneration of national treasury bonds; (iii) changes to the DI Rate, or (iv) relevant changes in the indicative trading rates for fixed income securities (debentures, real estate receivables and agribusiness receivables certificates and other certificates) disclosed by ANBIMA. (q) Scheduled Renegotiation: AXIA Energia’s Debentures will not be subject to scheduled renegotiation. (r) Optional Full Early Redemption: The Company may, at its sole discretion and regardless of the will of the Debenture Holders holding AXIA Energia’s Debentures, carry out the early redemption of all (but not part) of AXIA Energia’s Debentures between November 15, 2028 (including this date) and the Maturity Date (excluding this date) (“Optional Full Early Redemption”). Upon Optional Full Early Redemption being made, the amount owed by the Company will be equivalent to the Par Value or Par Value balance more: (i) Remuneration, calculated on a prorated basis starting on the Date of Start of Profitability (including the start date) or the payment date for the immediately preceding Remuneration (including this date), depending on the specific case, up until the effective date of Optional Full Early Redemption (excluding this date); and (ii) Late Payment fees, if applicable; and (iii) a premium equivalent to 0.20% (twenty one hundredths of a percent) per year, multiplied by the remaining term of AXIA Energia’s Debentures on a prorated basis and a 252 (two hundred and fifty-two) Business Day base, considering the number of Business Days elapsed between the effective date of the Optional Full Early Redemption and the Maturity Date and calculated according to the formula to be provided for in the AXIA Energia Indenture. (s) Extraordinary Optional Redemption: The Issuer may, starting on November 15, 2028 (including this date) and up until the Maturity Date (excluding this date), carry out extraordinary amortizations on the Par Value or Par Value balance, limited to 98% (ninety-eight percent) of the Par Value or Par Value balance (“Elective Extraordinary Redemption"), at its sole discretion, upon providing prior written notice at least 10 (ten) Business Days in advance of the date of the intended Elective Extraordinary Redemption under the terms to be provided for in the AXIA Energia Indenture. Elective Extraordinary Redemption will be made through payment of (i) the portion of the Par Value or Par Value balance, depending on the specific case, to be amortized, more (ii) Remuneration, calculated on a prorated basis starting on the Date of Start of Profitability (including this date) or the payment date for the immediately preceding Remuneration (including this date), depending on the specific case, up until the date of effective Optional Elective Extraordinary Redemption (excluding this date), levied on the portion of the Par Value or Par Value balance to be amortized and other feeds due and unpaid by the date of Elective Extraordinary Redemption; (iii) any late fees (if applicable); and (iv) a premium equivalent to 0.20% (twenty one hundredths of percent) per year, multiplied by the remaining term of AXIA Energia’s Debentures on a prorated basis and considering a 252 (two hundred and fifty-two) Business Day base and the number of Business Days elapsed between the date of effective Elective Extraordinary Redemption and the Maturity Date, calculated according to the formula to be provided for in the AXIA Energia Indenture. (t) Optional Acquisition: Subject to the provisions of CVM Resolution No. 77, of March 29, 2022, as amended, the Company may, at its sole discretion and subject to approval from the respective selling debenture holder, acquire AXIA Energia’s Debentures for an amount equal to or less than the Par Value (or balance), depending on the specific case. Such a decision must be included in the management report and Issuer’s financial statements. Debentures may be acquired at an amount greater than the Par Value (or balance), depending on the specific case, and the provisions of article 55, paragraph 3, of the Brazilian Corporations Act must be observed in such cases (“Optional Acquisition”). (u) Mandatory Redemption Offer: In the event of a Change in Risk as a result of an Original Acquisition of Control (which are both defined in the AXIA Energia Indenture) during the Initial Acquisition Period (as defined in the AXIA Energia Indenture) and/or after completion of the Original Acquisition of Control (without the Change in Risk being remedied by the end of the Original Acquisition Period) (“Acquisition Event”), provided that such an is legally permitted, the Company will be obligated to make an offer to redeem the AXIA Energia Debentures from Debenture Holders who choose to dispose of their respective AXIA Energia Debentures for an amount equivalent to the Par Value or Par Value balance depending on the specific case. Additionally, the Remuneration due by the Mandatory Redemption Date (as defined below), excluding this date, and any fees due and not paid until the date of the redemption offer (“Mandatory Redemption Offer”) shall be added to this amount. (v) Early Redemption Offer: The Company may offer, at its sole discretion and at any time, full or partial early redemption of AXIA Energia’s Debentures ("Early Redemption Offer"). The Early Redemption Offer will be addressed to all Debenture Holders, without distinction, and all Debenture Holders will be guaranteed the right to decide to accept the early redemption of the AXIA Energia’s Debentures that they hold, in accordance with the terms and conditions to be provided for in the Indenture and applicable legislation. The amount to be paid for each of the Debentures shall be equivalent to the amount stated in the Early Redemption Offer Notice (as to be defined in the Indenture), including the redemption premium, if applicable. (w) Location of Payment: Payments for AXIA Energia Debentures will be made by the Company on their due date using the following provisions, depending on the specific case: (i) the procedures adopted by B3, for AXIA Energia Debentures electronically held in custody at B3; or (ii) the procedures adopted by the Registrar for AXIA Energia Debentures that may not be electronically held in custody at B3. (x) Late Payment Fees: Without prejudice to the provided Remuneration, depending on the specific case, and the provisions to be established in the AXIA Energia Indenture, in the event of a delay attributable to the Company in the payment of any amount due to Debenture Holders, the amount in arrears will be subject to the following conditions, regardless of any notice, summons or judicial or out of court notification: (i) a conventional, irreducible and non-compensatory late payment fee of 2% (two percent) incurred on the amount due and not paid; and (ii) default interest calculated on a prorated basis counted from the date of default until the effective payment date at a rate of 1% (one percent) per month incurred on the amount due and not paid, in addition to billing expenses incurred (“Late Payment Fees”). (y) Early Maturity: Subject to the provisions of the AXIA Energia Indenture, in the event that the circumstances to be described in the Indenture occur the Trustee shall declare all obligations arising from AXIA Energia’s Debentures in advance and demand the Company’s immediate payment to the Debenture Holders, of the Par Value or Par Value balance, more the Remuneration due, calculated on a prorated basis counted from the Date of Start of Profitability or the most recent Remuneration Payment Date, depending on the specific case, and Late Payment Fees and fines, if any, levied up to the date of their effective payment, and any other amounts eventually due by the Company under the terms to be provided for in the AXIA Energia Indenture. It is hereby established that such events of early maturity, periods for remedies, limits and/or minimum values (thresholds), specifications, reservations and/or exceptions in relation to such events will be negotiated and defined by the Company's Executive Board in the AXIA Energia Indenture. It shall also be decided whether such events are events involving automatic or non-automatic maturity (each referred to as a “Default Event”). (z)

Placement and Distribution Procedure: AXIA Energia’s Debentures will be publicly distributed under the intermediation of the Coordinators, under the terms of the Securities Market Act, CVM Resolution 160 and remaining applicable legal and regulatory provisions. Debentures will be distributed under a firm underwriting arrangement with regards to the Total Issue Value in an individually rather than joint manner, at the proportion and amounts established in the “Agreement for the Coordination, Placement and Public Distribution of Centrais Elétricas Brasileiras S.A – Eletrobras’s 7th (Seventh) Issue of Automatically Registered Debentures Not Convertible into Shares as Part of a Single Series", to be executed by and between the Company and the Coordinators (“the AXIA Energia Distribution Agreement"). AXIA Energia’s Debentures may only be placed with investors after being automatically registered with the CVM under the AXIA Energia Offer and the start of the AXIA Energia Offer being disclosed pursuant to CVM Resolution 160. The distribution plan to be provided for in the AXIA Energia Distribution Agreement, pursuant to CVM Resolution 160, must be observed. AXIA Energia’s Debentures will be allocated to Professional Investors, pursuant to article 26, item IV, item "a", of CVM Resolution 160. The participation of Related Partes (as defined in the AXIA Energia Indenture) in the AXIA Energia Offer will be admitted under the terms provided for in the AXIA Energia Distribution Agreement. There will be no preference or priority given to the subscription of AXIA Energia’s Debentures by current employees, direct or indirect Company shareholders or any third parties in consideration of potential for commercial or strategic relations at the Company. A liquidity support fund or liquidity guarantee agreement will not be established for AXIA Energia’s Debentures. There will be no price stabilization agreement established for AXIA Energia’s Debentures in the secondary market. (aa) Deposit for Distribution, trading and financial settlement: AXIA Energia’s Debentures will be deposited for (i) distribution in the primary market through the MDA – Asset Distribution Module managed and operated by B3. Financial settlement for distribution in such cases will be provided through B3; and (ii) trading, in the secondary market through CETIP21- Securities, managed and operated by B3, Financial settlement for trading will be provided and AXIA Energia’s Debentures electronically held in custody by B3. (bb) Date of Start of Profitability: For all legal intents and purposes, the date of start of profitability will be the date on which initial payment for AXIA Energia’s Debentures is provided (“Date of Start of Profitability”). (cc) Risk Rating: A risk rating agency, which will assign a rating to AXIA Energia’s Debentures, will be contracted under the AXIA Energia Offer (“Risk Rating Agency”), During the term of AXIA Energia’s Debentures, the Company shall continue to contract a Risk Rating Agency for the annual updating and maintenance of the AXIA Energia Debentures’ risk rating, at its expense. (dd) Splitting of AXIA Energia Debentures: Debenture splits will not be permitted pursuant to item IX of article 59 of the Brazilian Corporations Act. (ee) Additional characteristics: The remaining characteristics of AXIA Energia’s Debentures, the AXIA Energia Issue and the AXIA Energia Offer will be described in the AXIA Energia Indenture, AXIA Energia Distribution Agreement and other documents pertinent to the AXIA Energia Offer and the AXIA Energia Issue; (2) execution of the AXIA Energia Norte Issue by AXIA Energia Norte,

under which debentures will be publicly distributed and automatic registered. This Issue will be allocated exclusively for Professional Investors, according to the general conditions described below:

Issuer	AXIA Energia Norte
Modality	Issuance of Debentures, via CVM Resolution 160
Registration Type	Automatic Registration
Target Audience	Professional Investors
Volume	$2,000,000,000.00 (two billion reals), as of the date of issuance of AXIA Energia Norte Debentures (“AXIA Energia Norte Issue’s Total Value”).

Number of AXIA Energia Norte Debentures	2,000,000 (two million) AXIA Energia Norte Debentures will be issued.
Placement System	Firm underwriting of the AXIA Energia Norte Issue’s Total Value.
Allocation of Funds	The funds raised by AXIA Energia Norte through AXIA Energia Norte Debentures will be used for general business purposes, including liability management.
Series	Single series.
Validity	Seven (7) years counted from the date of issuance of AXIA Energia Norte’s Debentures.
Amortization	Bullet.
Payment of interest	Semiannual, no grace period.
Remuneration Ceiling	DI rate + up to 0.65% p.a., as defined in the bookbuilding procedure to be implemented under the AXIA Energia Norte Offer.
Guarantees	Personal guarantee provided by the Company.

(3) the granting of a Surety by the Company in an irrevocable and irreversible manner in the capacity of guarantor and principal payor. The benefits of order, rights and powers of exoneration provided for in articles 333, sole paragraph, 364, 366, 368, 821, 824, 827,830, 834, 835, 837, 838 and 839 of the Civil Code, and articles 130 and 794 of the Code of Civil Procedure will be expressly waived, and the Company will be responsible for the faithful fulfillment of all obligations assumed by AXIA Energia Norte within the scope of the AXIA Energia Norte Issue and the AXIA Energia Norte Offer; (4) approval of the instruments necessary in carrying out the AXIA Energia Issue, the AXIA Energia Norte Issue, the AXIA Energia Offer, the AXIA Energia Norte Offer and the granting of the Surety, including, but not limited to: (a) the AXIA Energia Indenture and its amendments to reflect the results of the Bookbuilding Procedure, regardless of any additional resolution issued by this Board of Directors, as well as other amendments that may be necessary, subject to the limits provided for herein, (b) the AXIA Energia Norte Indenture and any amendments that may be necessary, subject to the limits set forth herein; (c) to the AXIA Energia Distribution Agreement and any amendments that may be necessary; and (d) to the AXIA Energia Norte Distribution Agreement and any amendments that may be necessary; (5) delegation of powers to the Company's Executive Board, AXIA Energia Norte’s Executive Board and/or Company and/or AXIA Energia Norte’s attorneys-in-fact, depending on the specific case, to perform all acts and execute all documents necessary in carrying out the AXIA Energia Issuance, the AXIA Energia Norte Issuance, the AXIA Energia Offer and the AXIA Energia Norte Offer and grant the Surety, including, but not limited to, execution of the AXIA Energia and AXIA Energia Norte Indentures and their respective amendments, AXIA Energia and the AXIA Energia Norte Distribution Agreements. The Company may therefore negotiate and execute the respective instruments and any amendments (if necessary), either as issuer or as guarantor; and (6) the ratification of all acts previously carried out by the Executive Board and/or by the Company's attorneys-in-fact, depending on the specific case, to render the resolutions provided for herein effective, including, but not limited to, the contracting of Coordinators and other service providers for the purposes of executing the AXIA Energia Offer and the AXIA Energia Norte Offer, such as the Trustee, the Registrar, the Settlement Agent, the Risk Rating Agency, B3, and legal advisors, among others.

Deliberative quorum: Unanimity, pursuant to the proposal from the Executive Board (RES 441, of 11.04.2025) upon a favorable manifestation from the Planning and Projects Committee-CPRO being registered.

Closing and drawing up of the certificate of the minutes: It is recorded that the material relating to the resolutions of this Board of Directors' Meeting is filed at the Company's headquarters. At the end of the meeting, the Chairman ordered the Governance Secretary to draw up and sign this Certificate, after its reading and approval. The remaining resolutions were omitted because they deal with exclusively internal matters, protected by the duty of secrecy provided for in art. 155 of the Brazilian Corporations Act and not classified under § 1 of art. 142 of the same Law. The following members were present: Director and Chair of the Board of Directors VICENTE FALCONI CAMPOS, ANA SILVIA CORSO MATTE, CARLOS MARCIO FERREIRA, FELIPE VILLELA DIAS, JOSÉ JOÃO ABDALLA FILHO, MARISETE FÁTIMA DADALD PEREIRA, MAURÍCIO TIOMNO TOLMASQUIM, NELSON JOSÉ HUBNER MOREIRA, PEDRO BATISTA DE LIMA FILHO and SILAS RONDEAU CAVALCANTE SILVA.

Rio de Janeiro, November 13, 2025.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.